[LOGO]                                                        TEL : 518-245-4400
       SARATOGA INDUSTRIES                                    FAX : 518-245-4421
       SARATOGA ELECTRO-FINISHING                                www.espey.com
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       ESPEY MFG. & ELECTRONICS CORP.
       233 BALLSTON AVENUE, SARATOGA SPRINGS, NY 12866 USA


October 14, 2009

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3030
Washington, D.C. 20549
Attention: Jeanne Bennett, Staff Accountant

Re:     Espey Mfg. & Electronics Corp. ("Registrant"),
        Commission File No. 001-04383


Dear Ms. Bennett:

Under cover of this letter we are filing Form 8-K/A as an amendment to our report on Form 8-K filed on October 6, 2009. This filing is in response to the Commission's comment letter dated October 8, 2009.

The Registrant acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K or 8-K/A; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ESPEY MFG. & ELECTRONICS CORP.

By:  /s/ David A. O'Neil
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David A. O'Neil, Treasurer and Principal Financial Officer